SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13E-3
(Rule 13e-100)
TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER
(Amendment No. 5)
Spectrum Group International, Inc.

(Name of the Issuer and Name of Person Filing Statement)
Common Stock, $0.01 par value per share

(Title of Class of Securities)
84763M102

(CUSIP Number of Class of Securities)
Carol Meltzer
Executive Vice President, General Counsel and
Corporate Secretary
Spectrum Group International, Inc.
1063 McGaw Avenue
Irvine, CA 92614

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Copy to:
Scott Rosenblum, Esq.
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, NY 10036
(212) 715-9100
This statement is filed in connection with (check the appropriate box):

a.	☒ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐ The filing of a registration statement under the Securities Act of 1933.

c.	☐ A tender offer.

d.	☐ None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Transaction Valuation (*)	Amount of Filing Fee (**)
$292,500	$58.50

(*) Calculated solely for purposes of determining the filing fee. This amount assumes the acquisition of approximately 450,000 shares of common stock for $0.65 per share in cash in lieu of issuing fractional shares to holders of less than 1,000 shares of common stock after the proposed reverse stock split.
(**) The filing fee is calculated in accordance with Rule 0-11(b) by multiplying the Transaction Valuation of $292,500 by 0.0002.

☒
Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $58.50
    Form or Registration No.: Schedule 13E-3
    Filing Party: Spectrum Group International, Inc.
    Date Filed: December 16, 2013

RULE 13e-3 TRANSACTION STATEMENT
INTRODUCTION
This Amendment No. 5 amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 (as amended, the “Schedule 13E-3”) initially filed by Spectrum Group International, Inc., a Delaware corporation (the “Company”) on December 16, 2013, as amended by Amendment No. 1 filed on February 7, 2014, Amendment No. 2 filed on March 28, 2014, Amendment No. 3 filed on April 3, 2014 and Amendment No. 4 filed on April 14, 2014 in connection with a transaction to terminate the registration of shares of its common stock, $0.01 par value per share (the “Common Stock”), under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All information below should be read in conjunction with the information contained or incorporated by reference in the Schedule 13E-3.
This Amendment No. 5 is being filed pursuant to Rule 13e-3(d)(3) of the Exchange Act to report the results of the Rule 13e-3 transaction described below.
At a Special Meeting of Stockholders of the Company held on May 12, 2014, the Company’s stockholders approved (a) an amendment to the Company’s Certificate of Incorporation to effect a 1-for-1,000 reverse stock split (the “Reverse Stock Split”) such that stockholders of record who hold fewer than 1,000 shares of Common Stock will have such shares cancelled and converted into the right to receive $0.65 for each share of Common Stock held of record prior to the reverse stock split; and (2) an amendment to the Company’s Certificate of Incorporation to reduce the number of authorized shares of Common Stock from 40,000,000 shares to 40,000 shares and to reduce the number of authorized shares of preferred stock, par value $0.01 per share, of the Company from 10,000,000 shares to 10,000 shares.
Also on May 12, 2014, the Company filed a Certificate of Amendment to its Certificate of Incorporation with the Secretary of State of the State of Delaware (the “Certificate of Amendment”), which effected the Reverse Stock Split and the reduction in the number of authorized shares. As a result of the filing of the Certificate of Amendment, the number of stockholders of record of the Company has been reduced below 300, enabling the Company to terminate its reporting obligations with the Securities and Exchange Commission (the “SEC”) under the Exchange Act. The Company filed a Form 15 with the SEC on May 12, 2014 to terminate the registration of the Common Stock and suspend the Company’s reporting obligations under the Exchange Act.

SIGNATURE
After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
SPECTRUM GROUP INTERNATIONAL, INC.

By:	/s/ Carol Meltzer Carol Meltzer Executive Vice President, General Counsel and Corporate Secretary
Dated: May 19, 2014